INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2008

DATE OF REPORT:	May 13, 2008

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	May 13, 2008
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	May 13, 2008
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, as at March 31, 2008)

As at:	March 31, 2008	December 31, 2007
	$	$
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	3,874,646	9,019,812
Accounts receivable (Note 4)	5,539,582	5,689,279
Restricted cash	1,000,000	3,000,000
Inventory	565,375	488,486
Prepaid expenses and deposits	566,424	805,527
	11,546,027	19,003,104
Non-current
Investments	115,779	100,822
Property and equipment (Note 5)	40,456,342	41,609,165
Goodwill	2,018,969	2,018,969
Total Assets	54,137,117	62,732,060
Liabilities
Current
Current debt	14,450,000	18,650,000
Financial instruments	9,525,573	7,753,311
Accounts payable and accrued liabilities	6,380,578	11,226,465
Prepaid gas revenue	831,040	831,040
Asset retirement obligations	857,215	845,422
Net cash in advance	—	9,679,614
	32,044,406	48,985,852
Non-current
Deferred taxation provision	3,994,013	3,994,013
Prepaid gas revenue	2,415,652	2,521,823
Asset retirement obligations	1,276,412	1,237,668
Long term debt	9,342,517	9,282,806
Total Liabilities	49,073,000	66,022,162
Stockholders’ Equity
Common stock without par value (Note 8); unlimited number of shares authorized;
Issued and outstanding 44,916,131 (2007: 32,416,142) shares	70,544,638	55,913,721
Preferred shares	480,838	480,838
Contributed surplus	2,152,507	1,876,279
Share purchase warrants reserve	1,540,762	1,540,762
Accumulated other comprehensive income	32,168	17,210
Accumulated deficit	(69,686,796)	(63,118,912)
Total Stockholders’ (Deficit)/Equity	5,064,117	(3,290,102)
Total Liabilities and Stockholders’ Equity	54,137,117	62,732,060

Related Party Transactions (Note 6); Commitments and Contingencies (Note 7)
Subsequent Events (Note 12)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, as at March 31, 2008)

	Three Months Ended March 31, 2008 $	Three Months Ended March 31, 2007 $
Production Income
Oil and gas sales	2,817,267	782,499
Net realised derivative loss	(1,377,537)	—
Royalties	(190,288)	(38,034)
Net Revenue	1,249,442	744,465

Expenses
General and administrative expense	(2,135,964)	(1,094,369)
Foreign exchange (loss)/gain	108,689	124,123
Unrealised derivative loss	(1,772,262)	(862,226)
Production costs	(524,106)	(384,040)
Depletion	(2,250,881)	45,599
Amortization	(29,512)	(27,086)
Interest expense	(1,429,214)	(385,350)
Oil and gas exploration expenditure	(294,828)	(775,950)
Total Expenses	(8,328,078)	(3,359,299)
Net loss for the period before other income	(7,078,636)	(2,614,834)

Other Income
Interest income	54,509	76,689
Joint venture recoveries	456,243	314,014

Net loss for the period	(6,567,884)	(2,224,131)

Deficit, beginning of period	(63,118,912)	(41,088,663)
Deficit, end of period	(69,686,796)	(43,312,794)
Basic loss per share Note 9	($0.18)	($0.08)
Diluted loss per share Note 9	($0.18)	($0.08)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, as at March 31, 2008)

	Common Stock			Contributed	Share Purchase Warrants	Accumulated Other Comprehensive	Accumulated	Total Stockholders
	Shares	Amount $	Preferred Shares	Surplus $	Reserve $	Income $	Deficit $	Equity $
Balance at December 31, 2007	32,416,142	55,913,721	480,838	1,876,279	1,540,762	17,210	(63,118,912)	(3,290,102)
Issuance of common shares for cash	12,499,989	15,000,000	—	—	—	—	—	15,000,000
Less deferred offering costs		(369,083)	—	—	—	—	—	(369,083)
Stock Option compensation		—	—	276,228	—	—	—	276,228
Accumulated other comprehensive income		—	—	—	—	14,958	—	14,958
Net loss for the period		—	—	—	—	—	(6,567,884)	(6,567,884)
Balance at March 31, 2008	44,916,131	70,544,638	480,838	2,152,507	1,540,762	32,168	(69,686,796)	5,064,117

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, as at March 31, 2008)

	Three Months Ended March 31, 2008 $	Three Months Ended March 31, 2007 $
Operating Activities
Net loss for the period	(6,567,884)	(2,224,131)
Adjustments to reconcile net loss to cash provided by operating activities:
Asset retirement obligation accretion	50,538	23,006
Depletion	2,250,881	(45,599)
Oil and gas exploration expenditure	294,828	775,950
Amortization	29,512	27,086
Unrealised derivative loss/(gain)	1,772,262	862,226
Stock compensation	276,228	71,643
Amortisation of debt expenses	59,711	—
Net unrealised foreign exchange (gain)/loss	229	(124,123)
Change in non-cash working capital	(5,033,871)	4,211,757
	(6,867,565)	3,577,815

Financing Activities
Share issues	4,951,302	240,000
Proceeds (Repayment) of debt	(4,200,000)	70,764
	751,302	310,764

Investing Activities
Purchase of property and equipment	(2,394)	(138,117)
Oil and gas properties	(1,420,004)	(3,427,615)
Restricted cash	2,000,000	—
Change in joint venture working capital	393,495	(4,367,604)
	971,097	(7,933,336)

Net (decrease)/increase in cash during the period	(5,145,166)	(4,044,758)
Cash and cash equivalents, beginning of period	9,019,812	10,144,943
Cash and cash equivalents, end of period	3,874,646	6,100,185

Supplemental Cash Flow Information
Interest paid	619,503	314,586

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

NOTE 1 — NATURE OF OPERATIONS

Austral Pacific Energy Ltd. (and its subsidiaries, hereby called the Company) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company is domiciled in New Zealand.

The Company is primarily engaged in the acquisition, exploration, appraisal and development and production from oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 — ABILITY TO CONTINUE AS A GOING CONCERN

As at March 31, 2008, the Company had a net loss of $6,567,884 (2007: $2,224,131) and accumulated deficit of $69,686,796 (2007: $43,312,794). The Company also had a working capital deficit of $20,498,379 (December 31, 2007: $29,982,748). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits. In addition, the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

•	Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios;

•	The conditional sale of the Company’s PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million, and

•	A mix of further capital raising and/or sales of joint venture interests.

The Company has prepared a cash flow forecast which leads management to conclude that the Company can continue to meet its on-going obligations for a reasonable period of time. This forecast assumes the Company’s on-going production is sustained; its two well Cheal drilling programme is successful in adding to reserves and subsequent production rates; sustained oil prices at or about $90 per barrel; normal expenditure; the completion of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the original facility. The Company and Investec have agreed to restructure the facility, with the key financial terms being a principal payment of US$4.2 million made on March 31, 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL4) and PRL5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin has increased by an additional 2% on the total principal outstanding for the period January 31 to June 30 2008 inclusive. In addition, the Company has agreed to issue to Investec shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such adjustments could be material.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

NOTE 3 — ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2008 and December 31, 2007 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2008 and 2007. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2007. The results of the three months ended March 31, 2008 are not necessarily indicative of the results to be expected for the full year.

NOTE 4 — ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	March 31, 2008	December 31, 2007
Trade receivables	5,230,708	1,978,227
Joint venture receivables	308,874	3,711,052
	5,539,582	5,689,279

NOTE 5 — PROPERTY AND EQUIPMENT

2008	Net Book Value 31 December 2007 $	Additions/Transfers During the Period $	Amortization/Depletion and Write Downs During the Period $	Net Book Value 31 March 2008 $
Plant and equipment
Furniture and office equipment	222,705	2,394	(17,334)	207,765
	222,705	2,394	(17,334)	207,765

Oil and gas properties
Proved:
Production Assets	6,953,847	156,195	(434,481)	6,675,561
Capital Expenditure	25,058,213	864,707	(1,828,578)	24,094,342
Total Proved	32,012,060	1,020,902	(2,263,059)	30,769,903

Unproved:
Capital Expenditure	1,711,070	104,274	—	1,815,344
Acquisition Expenditure	7,663,330	—	—	7,663,330
Total unproved	9,374,400	104,274	—	9,478,674

Total property and equipment	41,609,165	1,127,570	(2,280,393)	40,456,342

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

NOTE 6 — RELATED PARTY TRANSACTIONS

Directors received total remuneration of $67,100 during the three months to March 31, 2008 (March 31, 2007: $29,750).

The above-noted transactions were in the normal course of operations.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various agreements are $9.6 million..

b)	Legal Proceedings

The Company is a party to legal proceeding as noted below in regard to the Douglas permit. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

The disputes and claims in existence involving the Company are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. Some of these disputes and claims may result in litigation. As at March 31, 2008, these are:

i)  Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The company has obtained legal advice regarding the claim which supports the Company’s position.

ii)  Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company has obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 (US$388,000)). TAG has written to the Company alleging the Company is liable for compensation to TAG in the amount of approximately NZ$7.78 million (US$6.03 million). The Company refutes the requirement to pay compensation to TAG and has received legal advice supporting the Company’s position.

iii)  Douglas Permit: The Company is in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Company considers the Operator failed to follow due process in regard to the program presented to the PNG Government, has failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and has failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Company disputes the requirement for drilling of a well (Puk Puk) in 2008 and maintains the well should be drilled in early 2009. The Company continues to express its concerns to Rift, is seeking clarification of circumstances and endeavoring to negotiate a resolution of its concerns with the Operator. The Company has obtained legal advice supporting its position.

The Company has now received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, seek payment from the Company of US$1.646m being the amount of a cash call for the drilling of the Puk Puk well. The Company has also received a

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

notice of default in respect of a further cash call for the well in the amount of US$1.2m. The Company will defend the proceedings issued and continues to challenge Rift Oil’s entitlement to issue cash calls and progress the drilling of the Puk Puk well. In light of these default notices the Company is reviewing its legal options.

The Puk Puk-1 well was spudded on May 10, 2008

c)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in that country.

d)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 — COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

During the three months ended March 31, 2008, the Company issued 12,500,000 common shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. Prior to December 31, 2007 $9,679,614 had been received and recorded as net cash received in advance. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25.

Number of shares
Balance at December 31, 2007	32,416,142
Issued during the three months to March 31, 2008	12,500,000
Returned to Treasury	(11)
Balance at March 31, 2008	44,916,131

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on August 22, 2007 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at March 31, 2008:

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

Number Of Options	Type of Option	Date Fully Vested	Number Vested March 31, 2008	Exercise/Weighted Average Price Per Share	Expiry Date
12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
200,000	vesting	1 December 2008	133,334	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008	40,000	2.00	1 January 2011
40,000	vesting	1 January 2009	—	2.50	1 January 2011
10,000	vesting	2 February 2009	6,667	1.90	2 February 2011
400,000	vesting	1 November 2008	133,334	1.14	1 May 2012
50,000	vesting	1 December 2008	16,667	1.06	1 June 2012
150,000	vesting	11 December 2008	50,000	1.02	11 June 2012
100,000	vesting	2 July 2009	—	1.30	2 July 2012
100,000	vesting	6 August 2009	—	1.42	6 August 2012
60,000	vesting	14 March 2009	20,000	1.23	14 September 2012
545,000	vesting	14 March 2009	181,674	1.20	14 September 2012
160,000	vesting	14 September 2009	—	1.20	14 September 2012
30,000	vesting	8 October 2009	—	1.23	8 October 2012
50,000	vesting	12 April 2009	—	1.42	12 October 2012
60,000	vesting	1 January 2010	—	1.01	1 January 2013
2,047,500			634,176

The weighted average exercise price for all options outstanding at March 31, 2008 is $1.31 (March 31, 2007: $1.63). During the March 31, 2008 quarter, Nil (2006: 200,000) options were exercised.

The weighted average exercise price for options fully vested at March 31, 2008 is $1.41 (March 31, 2006: $1.40).

The stock option compensation cost recognized as an expense for the three months to March 31, 2008 was $276,228 (March 31, 2007 $71,643). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

c)	Share Purchase Warrants

The Company had 15,150,000 share purchase warrants outstanding at March 31, 2008 (March 31, 2007: 2,500,000).

NOTE 9 — EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the three month periods ended March 31, 2008 and 2007:

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

	Three Months Ended March 31, 2008 $	Three Months Ended March 31, 2007 $
Numerator: net loss for the period	(6,567,884)	(2,224,131)

a) Basic Denominator:
Weighted-average number of shares	37,223,834	27,833,176
Basic loss per share	(0.18)	(0.08)

b) Diluted Denominator:
Weighted-average number of shares	37,223,834	27,833,176
Basic loss per share	(0.18)	(0.08)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 10 — SEGMENT INFORMATION

For three months to March 31, 2008

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	1,249,442	—	—	1,249,442
Interest	—	54,509	—	—	54,509
Total Revenue	—	1,303,951	—	—	1,303,951
(Loss)	(780,857)	(5,626,084)	—	(160,943)	(6,567,884)

Total assets as at March 31, 2008	1,552	53,317,817	—	817,748	54,137,117

For three months to March 31, 2007

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	782,499	—	—	782,499
Interest	—	76,689	—	—	76,689
Total Revenue	—	859,188	—	—	859,188
Profit/(Loss)	(222,015)	(2,282,814)	(1,417)	282,115	(2,224,131)

Total assets as at March 31, 2007	791	34,400,929	—	465,729	34,867,449

NOTE 11 — COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 — SUBSEQUENT EVENTS

1.	The conditional sale of the Company’s PNG Stanley (PRL 4) and PRL 5 assets for US$3,500,000.

2.	The 1,056,338 shares issued to Investec as a condition of the restructuring of the facility are pending approval by the TSX-V.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited — Prepared by Management, March 31, 2008)

3.	The Company has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring the total share to 50%. The payment of $320,000 (NZ$415,000) consists of a purchase price of $91,000 (NZ$118,212) and a share of outstanding cash calls. This acquisition is subject to regulatory approval.

4.	The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange is subject to a number of conditions precedent, including the approval of the TSX.

Apart from as described above, no other events occurred subsequent to March 31, 2008 which would have a material effect on these statements.